PROXY

FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS ON

MAY 23, 2012

YOUR VOTE IS IMPORTANT

The undersigned shareholder of Brigus Gold Corp. (the “Corporation”) hereby appoints Wade K. Dawe, Chairman, Chief Executive Officer and President of the Corporation, or failing him, Jennifer Nicholson, Executive Vice President, or instead of either of the foregoing , Dana Hatfield, Chief Financial Officer as the nominee of the undersigned, with full power of substitution, to attend and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held at 11:00 a.m. (Halifax time) on May 23, 2012 at the Delta Halifax Hotel, MacKay Room, 1990 Barrington Street, Halifax, Nova Scotia B3J 1P2 Canada, and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof and, without limiting the generality of the power hereby conferred, with respect to all shares registered in the name of the undersigned, the nominees named above are specifically directed to vote or withhold from voting as indicated on the reverse side hereof.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE CORPORATION. WITHOUT LIMITING THE GENERAL AUTHORIZATION AND POWER HEREBY GIVEN, ALL THE SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED ARE TO BE VOTED AS INDICATED ON THE REVERSE AND MAY BE VOTED IN THE DISCRETION OF THE NOMINEE WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF THE MEETING, AND/OR IN RESPECT OF ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE. IF NO CHOICE IS SPECIFIED THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO ABOVE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED.

(SEE REVERSE SIDE)

☐	TO VOTE FOR ALL PROPOSALS - To vote for ALL proposals as recommended by the board of directors, please mark this box, sign and date this proxy below and return this proxy by facsimile to 416-368-2502 or 866-781-3111 (North American Toll Free) or in the accompanying addressed envelope.

PROPOSAL 1 - Re-appointment of Deloitte & Touch LLP as the Corporation's	FOR ALL	WITHHOLD
independent registered chartered accountants and authorizing the directors of the
Corporation to fix their remuneration.

PROPOSAL 2 – Election of seven directors named in the accompanying		FOR ALL	WITHHOLD	FOR ALL
information circular dated April 13, 2012 (the “Circular’)			VOTE FOR ALL	EXCEPT

1.	Wade K. Dawe
2.	Harry Burgess
3.	Derrick Gill
4.	Michael Gross
5.	Marvin K. Kaiser
6.	David W. Peat
7.	Charles E. Stott

PROPOSAL 3 – To ratify and confirm the adoption of a shareholder rights plan	FOR ALL	WITHHOLD
for the Corporation, as set out in the accompanying management information circular (the "Information Circular").
PROPOSAL 4 - To consider and, if thought fit, pass an ordinary resolution of	FOR ALL	WITHHOLD
Shareholders approving the implementation of an employee share purchase plan
(the "Employee Share Purchase Plan") of the Corporation and the reservation of
5,000,000 common shares of the Corporation for issuance thereunder, as more fully described in the Company’s 2011 Information Circular.
PROPOSAL 5 - To consider and, if thought fit, pass an ordinary resolution of	FOR ALL	WITHHOLD
Shareholders approving the implementation of a deferred share unit plan (the
"Deferred Share Unit Plan"), and the reservation of 5,000,000 common shares of the Corporation for issuance thereunder, as more fully described in the Company’s
2011 Information Circular.

Name of Shareholder (please print)

Per:

Signature of Shareholder

Date

Notes:

(1) This proxy must be signed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

(2) If this proxy is not dated in the space provided, it shall be deemed to bear the date on which the form of proxy is mailed by management.

PLEASE SIGN AND RETURN THIS PROXY BY FACSIMILE TO 416-368-2502 or 866-781-3111 (NORTH AMERICAN TOLL FREE) OR IN THE ACCOMPANYING ADDRESSED ENVELOPE AS SOON AS POSSIBLE.

PLEASE CHECK THIS BOX IF YOU INTEND TO BE PRESENT AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS.

PROXIES SUBMITTED MUST BE RECEIVED BY 5:00 P.M. (EST TIME) ON MAY 21, 2012.